As filed with the Securities and Exchange Commission on July 23, 2015

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

APPLICATION FOR ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), GRANTING EXEMPTIONS
 FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT, AND FOR ORDER PURSUANT TO
SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

______________________

SUSA REGISTERED FUND, L.L.C.
 SUSA FUND MANAGEMENT LLP

4400 Computer Drive
Westborough, MA 01581
______________________

Please direct all written and oral communications regarding this Application to:

Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

With copies of written communications to:

Graeme White
Susa Fund Management LLP
19 Berkeley Street
London W1J 8ED
United Kingdom

Page 1 of 22 Pages (including Exhibits)

TABLE OF CONTENTS

I.	THE PROPOSAL		3
II.	STATEMENT OF FACTS		5
	A.	The Applicants	5
	B.	Fund Structure and Characteristics	5
	C.	Proposed Class Structure and Characteristics	6
III.	EXEMPTIONS REQUESTED		9
	A.	The Multiple Class System	9
	B.	Asset-Based Service and/or Distribution Fees	9
IV.	COMMISSION AUTHORITY		9
V.	DISCUSSION		9
	A.	Background	9
	B.	Multiple Classes of Interests – Exemptions from Sections 18(c) and 18(i) under the 1940 Act	11
	C.	Asset-Based Service and/or Distribution Fees	14
VI.	APPLICANTS' CONDITION		15
VII.	CORPORATE ACTION		15
VIII.	NAMES AND ADDRESSES		16
IX.	CONCLUSION		16

Page 2 of 22 Pages (including Exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of SUSA REGISTERED FUND, L.L.C. SUSA FUND MANAGEMENT LLP Investment Company Act of 1940 File No. 812-
APPLICATION FOR ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT, AND FOR ORDER PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

I.	THE PROPOSAL

Susa Registered Fund, L.L.C. (the "Fund") and Susa Fund Management LLP (the "Adviser") (together, "Applicants") hereby seek an order of the Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of limited liability company interests ("Interests")1 in the Fund with varying sales loads and asset-based service and/or distribution fees as described more fully in this Application. Applicants request that the order also apply to any registered closed-end management investment company that makes a continuous offering of its shares, whether existing now or organized in the future, for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser acts as investment adviser, and which provides liquidity to investors by means of issuer tender offers made in compliance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "1934 Act" or in compliance with Rule 23a-3 under the 1940 Act.).2 Any such other investment company relying on the requested order will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that each person presently intending to rely on the order requested in this Application is listed as an Applicant.

The Fund is a Delaware limited liability company that is registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund's investment objective is capital appreciation. The Fund employs a value-oriented investment strategy that principally focuses on both long and short positions in equity securities of "European issuers," which the Fund defines as companies that derive a majority of their revenue or profits from European businesses, investments or sales, that have a majority of their operations or assets located in Europe or that are listed on a securities exchange in Europe. The Fund's investments may also include investments in the securities of companies that are located in, or conduct business in, emerging or less developed countries.

1 As used in this Application, "Interests" includes any other equivalent designation of a proportionate ownership interest in any other registered closed-end management investment company relying on the requested order.

2 The term "investment adviser" is used as defined in Section 2(a)(20) of the 1940 Act.

Page 3 of 22 Pages (including Exhibits)

Interests in the Fund are offered on a continuous basis at net asset value plus any applicable sales load, as described in the Fund's confidential private placement memorandum (the "Confidential Memorandum"). The Fund currently issues a single class of Interests (the "Initial Class"). Interests are sold only to persons who are both: (a) "accredited investors," as defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act"); and (b) "qualified clients," as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Fund reserves the right to register Interests under the Securities Act and to conduct a public offering of Interests in the future.

Interests are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Because persons owning Interests in the Fund ("Members") do not have the right to require the Fund to redeem their Interests, the Fund from time to time offers to repurchase Interests from Members pursuant to written tenders by Members in accordance with Rule 13e-4 under the 1934 Act in order to provide a limited degree of liquidity to Members. Repurchases of Interests in the Fund are made at such times, in such amounts and on such terms as may be determined by the Fund's Board of Managers (the "Board," and each member thereof, a "Manager") in its sole discretion. In determining whether the Fund should offer to repurchase Interests, the Board considers a variety of operational, business and economic factors. The Adviser expects to ordinarily recommend that the Board authorize the Fund to offer to repurchase Interests from Members four times each year, effective at the end of March, June, September and December.

As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Interests in the Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any dividends payable on, each class of Interests will differ from the other classes from time to time. As a result, the net asset value of Interests of the classes may differ over time.

Under the proposal, each new class of Interests in the Fund (each, a "New Class") would be offered at net asset value and may (but would not necessarily) be subject to a front-end sales load and an asset-based service fee and/or distribution fee. Initial Class Interests would continue to be offered at net asset value with a front-end sales load and with an asset-based service and/or distribution fees that would be imposed and disclosed in the Fund's Confidential Memorandum, as supplemented or amended from time to time. With respect to each class of Interests, including the Initial Class, the Fund would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers ("NASD"), as such rule may be amended, or any successor rule thereto ("NASD Conduct Rule 2830")3 as if it applied to the Fund. The structure of the proposed classes of Interests is described in detail below under "Statement of Facts – Proposed Class Structure and Characteristics".

If the order requested by this application is granted, the above classes of Interests may or may not be offered. Additional classes of Interests may be added in the future.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to what is being proposed by Applicants. See, e.g., Princeton Private Equity Fund, et al., Investment Company Act Rel. Nos. 31562 (April 22, 2015) (Order) and 31512 (March 25, 2015) (Notice); AllianceBernstein Multi-Manager Alternative Fund, et al., Investment Company Act Rel. Nos. 31322 (October 31, 2014) (Notice) and 31345 (November 24, 2014) (Order); Partners Group Private Equity (Master Fund), et al., Investment Company Act Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order); Steben Select Multi-Strategy Fund, et.al., Investment Company Act Rel. Nos. 31029 (April 25, 2014) (Notice) and 31052 (May 21, 2014) (Order); CPG Carlyle Private Equity Fund, LLC, et al., Investment Company Act Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 14, 2013) (Order); Blackstone Alternative Alpha Fund, et al., Inv. Co. Act. Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order); ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (September 19, 2011) (Notice) and 29837 (October 17, 2011) (Order); Highland Capital Management, L.P., et al., Inv. Co. Act. Rel. Nos. 28888 (August 27, 2009) (Notice) and 28908 (September 22, 2009) (Order); Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); and Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure).

3 Any references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

Page 4 of 22 Pages (including Exhibits)

II.	STATEMENT OF FACTS

A.	The Applicants

The Fund is a Delaware limited liability company that is registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund was organized under the laws of the State of Delaware on November 21, 2013.

The Adviser is a limited liability partnership incorporated under the laws of England and Wales and is registered with the Commission as an investment adviser under the Advisers Act. The Adviser serves as the investment adviser to the Fund.

The Adviser and the Fund may contract with third parties to act as placement agents for the Fund in connection with the offering of Interests (each, a "Placement Agent").

B.	Fund Structure and Characteristics

As noted above, Interests are offered on a continuous basis at their net asset value plus any applicable sales load. Interests may be purchased on the first business day of any month, or at such other times as the Board may determine. Interests are sold only to persons who are both: (a) "accredited investors," as defined in Regulation D under the Securities Act; and (b) "qualified clients," as defined in Rule 205-3 under the Advisers Act.

The Fund, as a closed-end investment company, does not issue redeemable Interests as does an open-end management investment company. Interests in the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as NASDAQ. Furthermore, it is not expected that any secondary market will ever develop for Interests. Thus, in order to provide a limited degree of liquidity to Members, the Fund from time to time makes offers to repurchase Interests from Members at the then current net asset value of Interests pursuant to Rule 13e-4 under the 1934 Act. Such offers are made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. The Fund currently offers a single class of Interests that is subject to a sales load of up to 3% of the amount transmitted in connection with an investor's subscription and does not pay any distribution fees or service fees.

Page 5 of 22 Pages (including Exhibits)

C.	Proposed Class Structure and Characteristics

The Fund proposes to offer multiple classes of Interests, such as the Initial Class Interests and New Class Interests, described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Interests that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Interests. They may also permit the Fund to offer classes that accommodate the varying needs of different financial intermediaries. In the future, the Board could adopt another structure with respect to sales charges and service and/or distribution fees.

If the order requested in this Application is granted, it is anticipated that Initial Class Interests would be (1) offered at net asset value; (2) subject to imposition of a sales load of up to 3%; (3) subject to a minimum initial investment requirement of $50,000, and minimum subsequent investment requirement of $10,000; (4) subject to an annual asset-based service fee and/or distribution fee pursuant to Rule 12b-1 under the 1940 Act, subject to the approval of any distribution fee by the Board and by Members holding Initial Class Interests; and (5) subject to an Early Repurchase Fee,4 in each case as set forth in the Fund's Confidential Memorandum, as amended or supplemented from time to time.

If the order requested in this Application is granted, New Class Interests are expected to be: (1) offered at net asset value and are not expected to (but may) be subject to a front-end sales load; (2) subject to a minimum initial investment requirement of $50,000, and minimum subsequent investment requirement of $10,000; (3) would not be subject to an asset-based service and/or distribution fee pursuant to Rule 12b-1 under the 1940 Act; and (4) subject to an Early Repurchase Fee, in each case as set forth in the Fund's Confidential Memorandum, as amended or supplemented from time to time. These charges would differ in some respect from those applicable to the Initial Class Interests; however, the Early Repurchase Fee will apply equally to all classes of Interests of the Fund.

Actual fees approved and adopted may vary, but no class of Interests in the Fund would have annual asset-based service and/or distribution fees in excess of the limits established by NASD Conduct Rule 2830.

It is anticipated that, subject to approval by the Board and Members, the Fund will adopt a distribution and service plan for the Initial Class in voluntary compliance with the provisions of Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a "Distribution and Service Plan"). The Distribution and Service Plan will be approved by the Board, including a majority of the Managers who are not "interested persons" of the Fund (as defined by Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided by Rule 12b-1. The Distribution and Service Plan will not be implemented prior to its approval by the vote of a majority of the outstanding voting securities of the Fund, as required by Rule 12b-1(b)(1) for an open-end management investment company that has already commenced an offering of the company's securities. Pursuant to its Distribution and Service Plan, the Fund will pay to Placement Agents an ongoing distribution and/or service fee (the "Distribution and Service Fee") at an annualized rate of up to 0.75% of the average net assets attributable to the Initial Class. This Distribution and Service Fee will provide for compensation at the annual rates of up to 0.50% for the sale and marketing of Interests and up to 0.25% for services provided to Members and/or the maintenance of Member accounts (e.g., responding to Member inquiries and providing information to Members on their investments in the Fund), with the aggregate not to exceed 0.75%. Applicants represent that these asset-based Distribution and Service Fees will comply with the provisions of NASD Conduct Rule 2830. Applicants further represent that the Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

4 A repurchase fee equal to 2.0% of the value of the Interests repurchased, which is retained by the Fund (the "Early Repurchase Fee"), will apply with respect to any repurchases of Interests if the date as of which the Interests are to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund. The Early Repurchase Fee charged by the Fund is not the same as a contingent deferred sales charge ("CDSC") assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations. Although the Fund does not currently intend to impose CDSCs, it would only do so pursuant to Rule 6c-10 under the 1940 Act.

Page 6 of 22 Pages (including Exhibits)

All Distribution and Service Fees with respect to any class would be paid pursuant to a Distribution and Service Plan adopted by the Fund with respect to that class. Under any Distribution and Service Plan, the Fund, either directly or through a Placement Agent, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Interests and for services provided to Members and/or the maintenance of Member accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of NASD Conduct Rule 2830. The Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature offered in the future will comply with Rule 11a-1, Rule 11a-3 and Rule 18f-3, as if the Fund were an open-end investment company.

Although the Fund does not intend to do so, the Fund may waive the Early Repurchase Fee for certain shareholders or transactions as established from time to time. With respect to any waiver of, scheduled variation in, or elimination of the Early Repurchase Fee, the Fund will comply with Rule 22d-1 under the 1940 Act as if the Early Repurchase Fee were a CDSC and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all Members regardless of class.

All expenses incurred by the Fund will be allocated among its various classes of Interests based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the fees associated with the Distribution and Service Plan of that class (if any), Member services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

In addition to asset-based distribution and/or service fees, each class of Interests of the Fund may, by action of the Board, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in the Fund's Confidential Memorandum, as amended or supplemented from time to time);

(2)	legal, printing and postage expenses related to preparing and distributing to current Members of a specific class materials such as Member reports, Confidential Memoranda, and proxies;

(3)	Blue Sky fees incurred by a specific class;

(4)	registration fees incurred by a specific class;

Page 7 of 22 Pages (including Exhibits)

(5)	expenses of administrative personnel and services required to support the Members of a specific class;

(6)	Managers' fees and expenses incurred as a result of matters relating to a specific class;

(7)	Auditors' fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and Member servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any Member meetings as a result of matters relating to a specific class; and

(11)	any such other expenses (not including advisory or custody fees or other expenses related to the management of the Fund's assets) actually incurred in a different amount by a class or related to a class' receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.5

From time to time, the Board may create and the Fund may offer additional classes of Interests, or may vary the characteristics described above of Initial Class Interests and New Class Interests, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Service Plan as to such class; (2) voting rights with respect to a Distribution and Service Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Interests allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Interest resulting from differences in fees under a Distribution and Service Plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. The Fund's offers to repurchase Interests will be made to all of its classes of Interests at the same time and on the same terms, except for differences in the prices at which Interests are repurchased resulting from differences in fees under a Distribution and Service Plan and/or service plan or in class expenses.

Because of the different distribution fees, Member services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Interests may differ from each other and the net asset value per Interest of the classes may differ over time. Expenses of the Fund, allocated to a particular class of the Fund's Interests will be borne on a pro rata basis by each outstanding Interest of that class.

5 Applicants note, however, that the Fund is not and will not be a "Daily Dividend Fund," as defined in Rule 18f-3.

Page 8 of 22 Pages (including Exhibits)

III.	EXEMPTIONS REQUESTED

A.	The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Interests in the Fund may be deemed: (1) to result in the issuance of a "senior security" within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B.	Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based service and/or distribution fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, or any affiliated person of such a person or principal underwriter, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company, or a company controlled by such registered company, participates. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in such joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation ("Protecting Investors"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.6 For example, the characterization of a management company as "open-end" or "closed-end" has, historically, been crucial to the determination of the degree of liquidity the fund's shareholders will have.

Historically, except as noted below, there was no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds offered daily liquidity to their members while closed-end funds have been subject to requirements that restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form may provide the best structure for offering certain types of investments to investors. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940, it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and the closed-end forms, consistent with investor protection.7

6 Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

Page 9 of 22 Pages (including Exhibits)

One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called "prime rate fund." Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide members liquidity through quarterly repurchases ("Closed-End Tender Offer Funds").

Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase liquidity available to investors through periodic tender offers under simplified procedures.8 Rule 23c-3 was adopted in April 1993.9 Prime rate funds were cited in both Protecting Investors and in the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.10

Developments since the initial closed-end interval funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-End Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but which are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief. See, e.g., Princeton Private Equity Fund, et al., Investment Company Act Rel. Nos. 31562 (April 22, 2015) (Order) and 31512 (March 25, 2015) (Notice); AllianceBernstein Multi-Manager Alternative Fund, et al., Investment Company Act Rel. Nos. 31322 (October 31, 2014) (Notice) and 31345 (November 24, 2014) (Order); Partners Group Private Equity (Master Fund), et al., Investment Company Act Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order); Steben Select Multi-Strategy Fund, et.al., Investment Company Act Rel. Nos. 31029 (April 25, 2014) (Notice) and 31052 (May 21, 2014) (Order); CPG Carlyle Private Equity Fund, LLC, et al., Investment Company Act Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 14, 2013) (Order); Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); and ASGI Agility Income Fund, et al., Investment Company Act Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order).

7 Id. at 424.

8 Investment Company Act Rel. No. 18869 (Jul. 28, 1992) (the "Rule 23c-3 Proposing Release").

9 Investment Company Act Rel. No. 19399 (Apr. 7, 1993) (the "Rule 23c-3 Adopting Release"). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3.

10 Protecting Investors, Supra, note 6, at 439-40; 23c-3 Proposing Release at 27.

Page 10 of 22 Pages (including Exhibits)

B.	Multiple Classes of Interests – Exemptions from Sections 18(c) and 18(i) under the 1940 Act

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Interests in the Fund may be deemed: (1) to result in the issuance of a "senior security" within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides in relevant part that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .

Section 18(i) of the 1940 Act provides in relevant part that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the "Multiple Class System") may be deemed to result in Interests of a class having "priority over [another] class as to . . . payment of . . . dividends" and in having unequal voting rights because, under the Multiple Class System: (1) Members of different classes may pay different distribution fees, different Member services fees, and any other expenses (as described above in Section II.C) that should be properly allocated to a particular class; and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of Interests in the Fund as proposed in this Application may thus be prohibited by Section 18(c) and Section 18(i) of the 1940 Act.

Applicants seek to implement the Multiple Class System to provide the flexibility to create new classes of Interests without having to create new funds or a master-feeder structure. Applicants believe that current and future Members will benefit if new classes of Interests with different pricing structures are created providing alternative investment options. Under the Multiple Class System, the Fund would be able to offer investors and financial intermediaries alternatives for investing in the Fund that are best suited to their needs and requirements, based on relevant factors applicable to them, such as the amount of the purchase, the length of time the investor expects to hold the Interests, the nature of the investor's account and other relevant factors. The proposed system would permit the Fund to facilitate the distribution of Interests and provide a broader choice of investment options.

By contrast, if the Multiple Class System is not permitted, it would be necessary to organize new, separate funds rather than new classes of Interests. The creation of the new, separate funds (including funds to create a master-feeder structure) would involve increased costs and administrative burdens borne by Members, as compared to the creation of additional classes of Interests in the Fund, which is a less costly alternative.

Page 11 of 22 Pages (including Exhibits)

Under the Multiple Class System, holders of each class of Interests will be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs will be spread over a greater asset base than would be the case if assets were held by separate funds or portfolios. As the assets of the Fund grow, it is expected that investors will derive benefits from economies of scale that might not be available absent the Multiple Class System.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.11

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Fund's assets. In addition, the proposed system will not increase the speculative character of Interests. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Members.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule's provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Interests, except for differences related to repurchase offers.

In particular, the Fund proposes to offer Interests continuously at net asset value. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service fees and arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.12 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of Interests in the manner Applicants propose. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Interests on those contained in Rule 18f-3.

11 See Investment Company Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of Shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of Shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., Manager or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

12 See, e.g., Princeton Private Equity Fund, et al., Investment Company Act Rel. Nos. 31562 (April 22, 2015) (Order) and 31512 (March 25, 2015) (Notice); AllianceBernstein Multi-Manager Alternative Fund, et al., Investment Company Act Rel. Nos. 31322 (October 31, 2014) (Notice) and 31345 (November 24, 2014) (Order); Partners Group Private Equity (Master Fund), et al., Investment Company Act Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075(June 10, 2014) (Order); Steben Select Multi-Strategy Fund, et.al., Investment Company Act Rel. Nos. 31029 (April 25, 2014) (Notice) and 31052 (May 21, 2014) (Order); CPG Carlyle Private Equity Fund, LLC, et al., Investment Company Act Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 14, 2013) (Order); Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); and ASGI Agility Income Fund, et al., Investment Company Act Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order).

Page 12 of 22 Pages (including Exhibits)

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of Interests in the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Members. The Fund is also aware of the need for full disclosure in its Confidential Memorandum of the proposed Multiple Class System and of the differences among the various classes and the different expenses of each class of Interests offered. Applicants represent that the Fund's distribution and/or service fees will comply with the provisions of NASD Conduct Rule 2830. Applicants also represent that the Fund will disclose in its Confidential Memorandum the fees, expenses and other characteristics of each class of Interests offered for sale, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Fund will disclose fund expenses borne by Members during the reporting period in shareholder reports13 and will describe in its Confidential Memorandum any arrangements that result in breakpoints in or elimination of sales loads.14 The Fund will include any such disclosures in its shareholder reports and Confidential Memorandum to the extent required as if the Fund were an open-end fund. The Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and Placement Agents.15 Upon adoption of any such proposed rules or required disclosures, the Fund will contractually require that Placement Agents for Interests comply with such requirements in connection with the distribution of Interests in the Fund.

The requested relief is substantially similar to prior exemptions granted by the Commission to Princeton Private Equity Fund, AllianceBernstein Multi-Manager Alternative Fund; Partners Group Private Equity (Master Fund), Steben Select Multi-Strategy Fund, Blackstone Alternative Alpha Fund, Permal Hedge Strategies Fund, BlackRock Preferred Partners LLC, Versus Capital Multi-Manager Real Estate Income Fund LLC and ASGI Agility Income Fund. In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers for a portion of their outstanding shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of the Multiple Class System.

13 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

14 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (Jun. 7, 2004) (adopting release).

15 Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Rel. No. 26341 (Jan. 29, 2004) (proposing release).

Page 13 of 22 Pages (including Exhibits)

C.	Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.16

Section 17(d) of the 1940 Act prohibits an affiliated person of or a principal underwriter for a registered investment company, or an affiliated person of such a person or principal underwriter, acting as principal, from participating in or effecting any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to adopt rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, the Fund will operate under substantially the same conditions as would be the case if it were an open-end investment company imposing asset-based service and/or distribution fees in accordance with Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,17 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby distribution-related payments are made by the open-end fund if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

16 Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

17 See Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Rel. No. 11414 (October 28, 1980).

Page 14 of 22 Pages (including Exhibits)

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.18

Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund's financing of expenses relating to the distribution of its Interests should be resolved by the Fund's undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Fund's asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.

Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Although the Fund does not presently anticipate imposing CDSCs, Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event the Fund imposes a CDSC, the Fund will apply the CDSC (and any waivers or scheduled variations of the CDSC) uniformly to all Members of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Finally, to the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund's waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all Members of the Fund.

VI.	APPLICANTS' CONDITION

Applicants agree that any order granting the relief requested herein will be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CORPORATE ACTION

The Board has adopted resolutions, attached as Exhibit A, authorizing the Fund's officers to file this Application with the Commission.

18 Id. Fed. Sec. L. Rep. (CCH) at 83,733.

Page 15 of 22 Pages (including Exhibits)

VIII.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to the person listed on the cover.

IX.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for the granting of an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Based on the facts, analysis and the condition set forth in this Application, Applicants respectfully request that the Commission issue an order pursuant to Sections 6(c) and 17(d) of the 1940 Act and Rule 17d-1 thereunder granting the relief requested herein. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

[The remainder of this page intentionally left blank.]

Page 16 of 22 Pages (including Exhibits)

AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Graeme White is authorized to sign and file this document on behalf of Susa Registered Fund, L.L.C. pursuant to the authority granted to him by resolutions duly adopted by the Board of Managers on July 9, 2015.
SUSA REGISTERED FUND, L.L.C.

By:	/s/ Graeme White
Name:	Graeme White
Title:	Chief Financial Officer
Date:	July 23, 2015

Page 17 of 22 Pages (including Exhibits)

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Managing Partner of Susa Fund Management LLP, Reza Amiri is authorized to sign and file this document on behalf of Susa Fund Management LLP.
SUSA FUND MANAGEMENT LLP

By:	/s/ Reza Amiri
Name:	Reza Amiri
Title:	Managing Partner
Date:	July 23, 2015

Page 18 of 22 Pages (including Exhibits)

EXHIBIT INDEX
Exhibit A	Resolutions of the Board of Managers of the Fund
Exhibit B-1	Verification of the Fund
Exhibit B-2	Verification of the Adviser

Page 19 of 22 Pages (including Exhibits)

Exhibit A

Susa Registered Fund, L.L.C.

RESOLUTIONS ADOPTED BY THE BOARD OF MANAGERS

The following resolutions were duly adopted by the Board of Managers at a meeting held on July 9, 2015:

RESOLVED, that the proper officers of the Fund be, and each of them hereby is, authorized and directed, with the assistance of counsel, to prepare, execute, and file with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940 Act, as amended (the "1940 Act"), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to issue and to offer multiple classes of limited liability company interests in the Fund having sales loads, asset-based service and/or distribution fees, and/or early withdrawal charges that vary as among such classes; and further

RESOLVED, that the proper officers of the Fund be, and they hereby are, authorized and directed to take such further actions and to execute such other documents as they may deem necessary or advisable, upon advice of counsel, to effectuate the foregoing resolution.

Page 20 of 22 Pages (including Exhibits)

EXHIBIT B-1

VERIFICATION

Susa Registered Fund, L.L.C.

The undersigned states that he has duly executed the attached Application dated July 23, 2015 for and on behalf of Susa Registered Fund, L.L.C. (the "Fund"); that he is the Chief Financial Officer of the Fund; and that all actions by him and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Graeme White
Name:	Graeme White
Title:	Chief Financial Officer

Page 21 of 22 Pages (including Exhibits)

EXHIBIT B-2

VERIFICATION

Susa Fund Management LLP

The undersigned states that he has duly executed the attached Application dated July 23, 2015 for and on behalf of Susa Fund Management LLP ("SFM"); that he is the Managing Partner of SFM; and that all action by him and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Reza Amiri
Name:	Reza Amiri
Title:	Managing Partner

Page 22 of 22 Pages (including Exhibits)